

Mail Stop 3561

October 6, 2008

Mr. Paul Esposito
Chief Executive Officer
Famous Uncle Al's Hot Dogs & Grille, Inc.
100 Mill Plain Rd.
Danbury, Connecticut 06811

      Re: **Famous Uncle Al's Hot Dogs & Grille, Inc.**
             Form 10-KSB for the Year Ended December 31, 2007
             Form 10-QSB for the period ended March 31, 2008
             File No. 333-132948

Dear Mr. Esposito:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                       Sincerely,

                       David R. Humphrey
                       Branch Chief